EXHIBIT 99.1

Brookfield Infrastructure Announces Results of Reclassification of its Series 1 Preferred Units

BROOKFIELD, NEWS, June 17, 2020 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced that after having taken into account all election notices received by the June 15, 2020 deadline for the reclassification of its Cumulative Class A Preferred Limited Partnership Units, Series 1 (the “Series 1 Units”) (TSX: BIP.PR.A) into Cumulative Class A Preferred Limited Partnership Units, Series 2 (the “Series 2 Units”), there were 298,234 Series 1 Units tendered for reclassification, which is less than the 1,000,000 units required to give effect to reclassifications of Series 1 Units into Series 2 Units. Accordingly, there will be no reclassification of Series 1 Units into Series 2 Units, and holders of Series 1 Units will retain their Series 1 Units.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over $515 billion of assets under management. For more information, go to www.brookfield.com.

For more information, please contact:

Media: Claire Holland Senior Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Rene Lubianski Managing Director, Investments Tel: (416) 956-5196 Email: rene.lubianski@brookfield.com